February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. Jeffrey Gabor and Ms. Laura Crotty

Re:	Soleno Therapeutics, Inc. Registration Statement on Form S-3 Filed on January 14, 2021 File No. 333-252108

Ladies and Gentlemen:

We are in receipt of the letter dated January 28, 2021 from the Staff at the Division of Corporation Finance Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Soleno Therapeutics, Inc. (the “Company”) as set forth below. For ease of reference, we have set forth the Staff’s comment and our response hereto.

Registration Statement on Form S-3 filed January 14, 2021

Cover Page

It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response:

The Company respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3, and not General Instruction I.B.6 of Form S-3. The analysis set forth below demonstrates that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is more than $75,000,000, as required pursuant to General Instruction I.B.1 of Form S-3.

Securities and Exchange Commission

February 2, 2021

As of January 14, 2021, 79,615,692 shares of common equity of the Company were outstanding, of which 52,076,121 shares of common equity were held by non-affiliates of the Company and 27,539,571 shares of common equity were held by affiliates of the Company. As of January 12, 2021, a date which was within 60 days prior to the date the Registration Statement was filed, the closing price of the Company’s common stock on The Nasdaq Capital Market was $2.30 per share. Pursuant to Compliance and Disclosure Interpretation 116.06, the date used to determine the amount of shares of common equity held by non-affiliates and the price of the common equity need not be the same. As such, the Company’s public float was $119,775,078.30 (52,076,121 shares of common equity held by non-affiliates, times $2.30 per share) as of the applicable calculation date of January 14, 2021, making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1.

[Signature page follows]

* * * *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our counsel, Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C., at (650) 849-3085.

Sincerely,

Soleno Therapeutics, Inc.

/s/ Anish Bhatnagar

Anish Bhatnagar
Chief Executive Officer

cc:	Jim Mackaness, Soleno Therapeutics, Inc.

Elton Satusky, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

(Signature Page to Response Letter to SEC S-3 Comments)